FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Shareholders Approve 2004 Dividend

BRUSSELS, Belgium, May 26, 2005 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that, during its Ordinary General Meeting, its shareholders have approved the annual accounts over fiscal year 2004 and approved the distribution of a EUR 1.12 gross dividend over 2004. After deduction of a 25% withholding tax, this results in a net dividend of EUR 0.84 per share, a 12.0% increase over last year.

The 2004 dividend will become payable to owners of ordinary shares beginning on May 31, 2005 against coupon no. 43. The payment of the dividend to Delhaize Group’s ADR holders will be made through The Bank of New York beginning on June 10, 2005.

The shareholders at the Ordinary General Meeting appointed Messrs. Jacques de Vaucleroy, Hugh Farrington and Luc Vansteenkiste as directors for three years. The mandate of Count de Pret Roose de Calesberg was renewed for three years. The shareholders acknowledged that the new and renewed Directors satisfy the requirements for independence under de Belgian Company Code and appointed them as independent Directors under these requirements.

The shareholders also recognized the departure of Baron de Vaucleroy, Mr. Frans Vreys and Baron de Cooman d’Herlinckhove. In gratitude for their contribution to Delhaize Group, the shareholders granted Mr. Frans Vreys and Baron de Cooman d’Herlinckhove the title of Honorary Director. Earlier this year, the Board of Directors had already granted Baron de Vaucleroy the title of Honorary Chairman and Chief Executive Officer in gratitude for his contribution to the Group. The shareholders also acknowledged that, for personal and family reasons, Philippe Stroobant did not request the renewal of his mandate at this stage.

Other decisions by the Ordinary General Meeting include the renewal of the mandate of Deloitte & Touche as statutory auditor for three years, the approval of the Company’s 2005 stock option plan for the management in Belgium and executives in other non-U.S. operating companies to the extent that it would entitle executive managers of the Group to acquire ordinary shares of the Company, and the approval of accelerated vesting of stock options and accelerated payment under a performance cash plan upon a change of control over the Company.

At an Extraordinary General Meeting held earlier the same day, the Company’s shareholders renewed the authorization given to the Board of Directors to increase the share capital of the Company in case of a public takeover bid. This authorization has been granted for three years and replaces the authorization granted in May 2002.

The shareholders also authorized the Board of Directors to acquire and transfer shares of the Company when such a purchase is necessary to prevent serious and imminent damage to the Company. This authorization has been granted for three years in replacement of the one granted in May 2002.

Finally, the shareholders granted the Board the power to acquire 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2004.

The speeches of the Ordinary General Meeting are available on Delhaize Group’s corporate website (www.delhaizegroup.com). The minutes of today’s Extraordinary General Meeting and the Ordinary General Meeting and the results of the votes will be made available on the Company website in the coming days.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2005, Delhaize Group’s sales network consisted of 2,571 stores. In 2004, Delhaize Group posted EUR 17.9 billion (USD 22.2 billion) in net sales and other revenues and EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 31, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President